QuickLinks -- Click here to rapidly navigate through this document

CERTIFICATE OF AMENDMENT
OF THE
RESTATED ARTICLES OF INCORPORATION
OF
PRECISION CASTPARTS CORP.

    Pursuant to ORS 60.437, Precision Castparts Corp. (the "Company") has adopted an amendment to its Restated Articles of Incorporation.

1.
The name of the Company is Precision Castparts Corp.

2.
Article II, Section 1 of the Company's Restated Articles of Incorporation, as amended, is hereby amended to provide in its entirety as follows:

1.
The aggregate number of shares which the corporation shall have the authority to issue is three hundred one million (301,000,000) shares, divided into three hundred million (300,000,000) shares of Common Stock, without par value, and one million (1,000,000) shares of No Par Serial Preferred Stock, without par value.

3.
The shareholders approved the amendment to the Restated Articles of Incorporation, as amended, on August 15, 2001. On August 15, 2001, the shares outstanding and entitled to vote were 51,504,236 shares of common stock with one vote each and no shares of preferred stock. 29,706,666 shares of common stock representing 29,706,666 votes were cast in favor of the amendment; 16,550,982 shares of common stock representing 16,550,982 votes were cast against the amendment.

4.
The person to contact about this filing is Roger A. Cooke at (503) 417-4822.

Dated: September 12, 2001

PRECISION CASTPARTS CORP.

By:	/s/ WILLIAM C. MCCORMICK Name: William C. McCormick Title: Chairman of the Board and Chief Executive Officer

QuickLinks

CERTIFICATE OF AMENDMENT OF THE RESTATED ARTICLES OF INCORPORATION OF PRECISION CASTPARTS CORP.